UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 29, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

ANNOUNCEMENT

PROPOSED ADOPTION OF H SHARES APPRECIATION RIGHTS SCHEME

The Board proposes to adopt the Scheme for certain Directors (excluding independent non-executive Directors), senior management and key technical and managerial personnel of the Group. The proposed Scheme is subject to approval by SASAC and will be submitted to the Shareholders for approval at general meeting.

BACKGROUND

The Board has resolved to approve the proposed adoption of the Scheme for certain Directors, senior management and key technical and managerial personnel of the Group at the seventeenth meeting of the sixth session of the Board held on 25 August 2012. The proposed Scheme is subject to approval by SASAC and will be submitted to the Shareholders for approval at general meeting. Further details of the general meeting for the purpose of considering and approving the Scheme, together with a circular setting out further details of the Scheme, will be despatched to the Shareholders in due course.

THE SCHEME

A summary of the major terms of the proposed Scheme is set out below. Further details of the terms of the Scheme will be set out in the circular to Shareholders as mentioned above.

Effective date of the Scheme	the date on which the Scheme is: (1) approved by SASAC; and (2) approved by the Shareholders at general meeting.

Duration of the Scheme	10 years from the effective date of the Scheme.

Incentive Recipients	certain Directors (excluding independent Directors), senior management and key technical and managerial personnel of the Group who have a material impact on the Company’s overall results and continued development, subject to final decision of the Board.

Limit of H Shares Appreciation Rights to be granted	(1)

the total number of all grants of H Shares

Appreciation Rights under the Scheme may not exceed ten percent (10%) of the total issued share capital of the Company as of the effective date of the Scheme;

(2) the aggregate H Shares Appreciation Rights received through the Scheme by any Incentive Recipient may not exceed one percent (1%) of the total issued share capital of the Company as of the effective date of the Scheme, unless otherwise approved by special resolution of a general meeting of the Shareholders; and

(3) the total number of the initial grant of H Shares Appreciation Rights may not exceed one percent (1%) of the total issued share capital of the Company as of the effective date of the Scheme.

Date and manner of grant	every two years in principle, with the specific date of grant determined by the Board in accordance with relevant rules and regulations.

Validity period of the H Shares Appreciation Rights	5 years from the date of grant as determined by the Board.

Lock up period	24 months after the date of grant.

Exercise period	5 years from the date of grant excluding the lock up period.

Effective exercise date	the date of the second anniversary, third anniversary and fourth anniversary from the date of grant during the exercise period.

H Shares Appreciation Rights to be exercised at each effective exercise date	one-third of the H Shares Appreciation Rights.

Limit on the profits of the H Shares Appreciation Rights of each Incentive Recipient	During the exercise period, the maximum profits from the H Shares Appreciation Rights being granted to each Incentive Recipient shall not be more than 40% of his/her remuneration (including the profits from the H Shares Appreciation Rights) at the time of grant of such H Shares Appreciation Rights.

REASONS FOR ADOPTING THE SCHEME

The Directors are of the view that the Scheme will, amongst other things, be able to: (1) incentivise and provide more competitive remuneration for the Directors, senior management and employees of the Group; (2) attract and retain outstanding key talent, thereby improving the competitiveness of the Group’s human resources arm; and (3) promote the stable and continuous development of the business, results and strategic direction of the Group. The Directors consider that the proposed terms and conditions of the Scheme are fair and reasonable and in the best interests of the Company and Shareholders as a whole.

THE INITIAL GRANT SCHEME

The Board proposes that approximately 60.54 million of H Shares Appreciation Rights (representing 0.54% of the total issued shares of the Company and 1.73% of the total issued H Shares of the Company as at the end of 2011) be granted to 139 persons (comprising 7 Directors, 14 senior management and 118 key technical and managerial personnel), upon satisfaction of the conditions for the initial grant, subject to the approval of the Scheme and the Initial Grant Scheme by SASAC and the Shareholders at general meeting.

1. List of grantees of the initial grant

(1) Directors and senior management

	Name	Position	Number of shares granted (Ten thousand shares)	The proportion of shares granted to total shares granted under the Initial Grant	The proportion of shares granted to total issued share capital of the Company	The proportion of shares granted to total issued H Shares

1	Liu Shaoyong	Chairman	100	1.65%	0.0089%	0.0286%
2	Ma Xulun	Vice Chairman,	100	1.65%	0.0089%	0.0286%
		President
3	Xu Zhao	Director	86	1.42%	0.0076%	0.0246%
4	Gu Jiadan	Director	86	1.42%	0.0076%	0.0246%
5	Li Yangmin	Director, Secretary of	86	1.42%	0.0076%	0.0246%
		the party committee, Vice President
6	Tang Bing	Director, Vice President	86	1.42%	0.0076%	0.0246%
7	Luo Zhuping	Director	86	1.42%	0.0076%	0.0246%
8	Ba Shengji	Deputy secretary of	71	1.17%	0.0063%	0.0203%
		the party committee, Discipline inspection commission secretary
9	Shu Mingjiang	Vice President	71	1.17%	0.0063%	0.0203%
10	Wu Yongliang	Vice President, Chief Financial Officer	71	1.17%	0.0063%	0.0203%
11	Tian Liuwen	Vice President, President of Shanghai Airlines	71	1.17%	0.0063%	0.0203%
12	Hu Jidong	Chairman of the labour union	71	1.17%	0.0063%	0.0203%
13	Shan Chuanbo	Chief economic manager	57	0.94%	0.0051%	0.0163%
14	Dong Bo	Sales director	57	0.94%	0.0051%	0.0163%
15	Cai Yang	Chief information director	57	0.94%	0.0051%	0.0163%
16	Feng Liang	Chief engineer	57	0.94%	0.0051%	0.0163%
17	Guo Lijun	Chief legal advisor	57	0.94%	0.0051%	0.0163%
18	Wang Jian	Board secretary	57	0.94%	0.0051%	0.0163%
19	Sun Youwen	Chief pilot	57	0.94%	0.0051%	0.0163%
20	Chu Yang	Assistant to the President	57	0.94%	0.0051%	0.0163%
21	Luo Weide	Deputy routine coordinator, Deputy leader of team of second- stage supporting construction in western district of Hongqiao	57	0.94%	0.0051%	0.0163%

 (2) Key technical and managerial personnel

Personnel hierarchy	Number of personnel	Average number of shares granted per person (Ten Thousands shares)	Total number of shares granted in each hierarchy level (Ten thousands shares)	Proportion of total amount of shares granted in each hierarchy level to total amount of H Shares Appreciation rights granted under the Initial Grant Scheme	Proportion of total amount of shares granted in each hierarchy level to total issued shares capital of the Company	Proportion of total amount of shares granted in each hierarchy level to total issued H Shares

Chief positions of 1st level branches	13	57	741	12.24%	0.07%	0.21%
Deputy manager, deputy director,	55	43	2365	39.07%	0.21%	0.68%
vice chairman of the labour
union, Chief positions of 2nd
level branches, Chief positions
of institutional departments
Deputy positions on the Marketing Committee, regional chief positions on the Marketing Committee, chief positions in the main departments of the Marketing Committee, chief positions in the main operating departments of the Marketing Committee, deputy marketing positions in China Cargo, chief positions in China Cargo's marketing department, chief positions in China Cargo's main operating departments, chief positions in China Cargo's main branches and subsidiaries	50	29	1450	23.95%	0.13%	0.41%

2	Exercise Price of the H Shares Appreciation Rights

In accordance with the relevant regulations and the Scheme to be adopted by the Company, the exercise price of the H Shares Appreciation Rights shall be the highest of the following:

	(i)	the closing price of the H Shares on the Stock Exchange as at the date of the grant of the H Shares Appreciation Rights;

	(ii)	the average closing price of the H Shares on the Stock Exchange for the five trading days immediately preceding the date of grant of the H Shares Appreciation Rights; or

	(iii)	the par value of a H Share.

3.	Conditions of grant

(1)	None of the following has occurred to the Company:

	(i)	the auditors of the Company having provided an adverse opinion or a disclaimer of opinion in the Company’s financial and accounting report for the latest three years;

	(ii)	the imposition of administrative penalties by the securities regulatory authorities on the Company due to material non-compliance with laws and regulations during the latest three years; and/or

	(iii)	any other circumstance which, in the opinion of the securities regulatory authorities, relevant government departments or judicial organs would render the implementation of the Scheme impossible.

(2)	None of the following has occurred to the respective Incentive Recipient:

	(i)	the performance of the Incentive Recipient in the year prior to the grant of H Shares Appreciation Rights has not attained a “pass” grade or above, pursuant to the performance appraisal method of the Company;

	(ii)	public censure or declaration as an improper candidate by any stock exchange during the latest three years;

	(iii)	imposition of administrative penalties by the securities regulatory authorities on the Incentive Recipient due to material non-compliance with laws and regulations during the latest three years; and/or

	(iv)	circumstances under which the Incentive Recipient is deemed to be ineligible for grant of H Shares Appreciation Rights by the regulatory authorities.

(3)	The 2011 operating results of the Company have met the following three conditions:

	(i)	the return on equity (ROE) according to the 2011 financial statements prepared in accordance with the IFRS shall not be lower than 10% and shall not be lower than the 50th percentile of the peer benchmark companies;

	(ii)	the growth rate of the revenue according to the 2011 financial statements prepared in accordance with the IFRS shall not be lower than 9% and shall not be lower than the 50th percentile of the peer benchmark companies; and

	(iii)	the ratio of airline traffic revenue to total revenue according to the 2011 financial statements prepared in accordance with the IFRS shall not be lower than 85%.

GENERAL

Pursuant to the Scheme and the Initial Grant Scheme, the Incentive Recipients will be granted certain H Shares Appreciation Rights. Each unit of H Shares Appreciation Rights is notionally linked to one H Share and represents the rights conferred to the relevant Incentive Recipient to receive in cash stipulated earnings from the increase in market share price of the relevant H Share. However, no H Shares will actually be issued to any Incentive Recipient. The Scheme or the Initial Grant Scheme does not involve the grant of options over new shares or other new securities issuable by the Company (or any of its subsidiaries) and therefore, it does not fall within the ambit of, and is not subject to, the regulations of Chapter 17 of the Listing Rules.

The above lists of Incentive Recipients and their entitlements for the initial grant are proposals only as at the date of this announcement, and the Board currently plans to determine the date of grant for the Initial Grant Scheme after the Scheme and the Initial Grant Scheme have been approved by SASAC and the Shareholders at general meeting, and further announcement(s) will be made by the Company in due course accordingly.

All the Directors (save for the independent non-executive Directors) had abstained from voting regarding the resolutions approving the adoption of the Scheme and the Initial Grant Scheme, as all of them are eligible as Incentive Recipients.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Board”	means the board of directors of the Company;

“China Cargo”	means 中國貨運航空有限公司 (China Cargo Airlines Limited), a non-wholly owned subsidiary of the Company;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company Incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“H Shares”	H Shares of par value of RMB1.00 each in the share capital of the Company which are listed on the Main Board of the Stock Exchange;

“H Shares Appreciation Rights”	means the shares appreciation rights granted under the Scheme or Initial Grant Scheme, representing the rights conferred to the Incentive Recipients to receive stipulated earnings from the increase in share price of H Shares, subject to the specific timeframe and conditions under the Scheme and Initial Grant Scheme;

“IFRS”	International Financial Reporting Standards;

“Incentive Recipients”	means certain Directors, senior management and key technical and managerial personnel of the Group who are eligible to be granted the H Shares Appreciation Rights under the Scheme and Initial Grand Scheme;

“Initial Grant Scheme”	means the initial grant scheme of the H Shares Appreciation Rights to be adopted by the Company for Incentive Recipients;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; “PRC”

the People’s Republic of China;

“RMB”	means Renminbi, the lawful currency of the PRC;

“SASAC”	means the State-owned Assets Supervision and Administration Commission of the State Council (國務院國 有資產監督管理委員會);

“Scheme”	means the H Shares Appreciation Rights Scheme to be adopted by the Company for Incentive Recipients;

“Shanghai Airlines”	means 上海航空有限公司 (Shanghai Airlines Co., Ltd), a wholly owned subsidiary of the Company;

“Shareholders”	means shareholders of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)

Shanghai, the People’s Republic of China

28 August 2012

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